

               REVIEWED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON
                                                      31/12/2003

                                                                                                              (Rs. in Motion)
------------------------------------------------------------------------------------------------------------------------------
S.NO                                                                              Cumulative       Cumulative
                                                      Q3               Q3           for the          for  the
                                                                                  period ended    period ended     Year Ended
                                                   2003-04          2002-03        31-12-2003      31-12-2002       31.3.2003
            Particulars                           (Reviewed)      (Unaudited)     (Reviewed)      (Unaudited)       (Audited)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1.      Income from Services
-------------------------------------------------------------------------------------------------------------------------------
        Basic Services                             14,870.02       14,276.46       44,946.72        42,939.50       56,463.46
-------------------------------------------------------------------------------------------------------------------------------
        Cellular                                      447.65          355.06        1,324.54         1,332.97        1,693.08
-------------------------------------------------------------------------------------------------------------------------------
        Unallocable                                   (57.69)              -         (187.33)               -          (91.24)
-------------------------------------------------------------------------------------------------------------------------------
                                       Total       15,259.98       14,631.52       46,083.94        44,272.47       58,065.30
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
        Less: Inter Unit Income                            -               -               -                -               -
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
        Net Income From Services                   15,259.98       14,631.52       46,083.94        44,272.47       58,065.30
---------------------------------------------==================================================================================

-------------------------------------------------------------------------------------------------------------------------------
2. Segment result before interest/
         and Tax
-------------------------------------------------------------------------------------------------------------------------------
        Basic Services                              7,762.11        2,852.80       14,422.95        9,473.45        12,070.32
-------------------------------------------------------------------------------------------------------------------------------
        Cellular                                       76.43          263.70          132.25          604.81          (308.22)
-------------------------------------------------------------------------------------------------------------------------------
        Unallocable                                  (567.97)         329.38          264.83          721.43         1,163.65
-------------------------------------------------------------------------------------------------------------------------------
                                       Total        7,270.57        3,445.89       14,820.02       10,799.69        12,925.75
-------------------------------------------------------------------------------------------------------------------------------

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        Less: Interest                                 82.38          66.97          243.04          149.48            328.19
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
        Less: Prior period Items                                                                                       225.69
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
        Profit before tax                           7,188.18       3,378.92       14,576.99       10,650.21         12,371.87
---------------------------------------------==================================================================================

-------------------------------------------------------------------------------------------------------------------------------
        Less: Provision for Tax                     2,361.27       1,208.29        4,871.16        3,511.41          3,600.32
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
        Profit after tax                            4,826.91       2,170.63        9,705.82        7,138.80          8,771.55
---------------------------------------------==================================================================================

-------------------------------------------------------------------------------------------------------------------------------
3.      Capital Employed
        (Segment Assets - Segment Liabilities)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
        Basic Services                             47,863.99      52,794.83       47,863.99        52,794.83       49,696.74
-------------------------------------------------------------------------------------------------------------------------------
        Cellular                                    1,859.52       1,382.15        1,859.52         1,382.15        1,109.29
-------------------------------------------------------------------------------------------------------------------------------
        Unallocable                                59,041.31      76,251.53       59,041.31        76,251.53       44,163.70
-------------------------------------------------------------------------------------------------------------------------------
                                       Total      108,764.82     130,428.51      108,764.82       130,428.51       94,969.73
---------------------------------------------==================================================================================